Exhibit 99.1

Bitdeer Announces October 2025 Production and Operations Update

- Increased self-mining hashrate to 41.2 EH/s on continued deployment of SEALMINERs

- Energization commenced at Massillon, Ohio and Oromia Region, Ethiopia sites

SINGAPORE, November 10, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI cloud, today announced its unaudited mining and operations updates for October 2025.

Operational Update

●	Self-mining:

○	Mined 511 Bitcoins, an increase of approximately 13% from September 2025.

○	Self-mining hashrate reached 41.2 EH/s, surpassing the Company’s 40 EH/s target.

○	Bitdeer will continue deploying SEALMINER mining rigs for self-mining while concurrently retiring third-party, older-generation rigs.

●	SEALMINER Manufacturing:

Mining Rig Model (EH/s)	Stage	October 2025	September 2025
SEALMINER A3	In final assembly	0.3	0.2
SEALMINER A2	In final assembly	2.6	2.8
	Ready for shipping	0.6	-
	In transit	4.5	5.5
	External sales	6.1	6.1
	Deployed	28.9	22.6
SEALMINER A1	Deployed	4.2	4.1
3rd Party Miners	Deployed	8.2	8.3
Total Proprietary Hash Rate	Deployed	41.3	35.0

●	SEALMINER R&D

○	The first SEAL04 chip’s latest verification demonstrated approximately 6-7 J/TH power efficiency at the chip level under low-voltage, ultra-power-saving mode. Targeting mass production in Q1 2026. Development of the next-generation SEAL04 is significantly delayed.

●	U.S. Manufacturing: Preparations for Bitdeer’s U.S. factory remain in progress.

●	HPC/AI:

○	Achieved US$8 million AI cloud ARR as of October, supported by continued customer demand for NVIDIA B200 systems.

○	Deployed 584 GPUs as of October 2025, with 87% utilization (510 GPUs subscribed). Unutilized GPUs are new B200s, which are undergoing customer testing.

○	8 NVL72 systems are being deployed to data centers in Malaysia, expected to come online in early December 2025.

○	Placed orders for NVIDIA’s next-generation GB300 and B300 systems, with delivery expected in December 2025.

○	Continuing to source additional Southeast Asia data center capacity, with potential lease agreements under negotiation.

○	Conversion of 13 MW AI data center in Wenatchee, Washington is ongoing with targeted completion in Q4 2026.

○	Initiated the conversion of 10 MW of power capacity in Knoxville, Tennessee into an AI data center, with targeted completion in Q4 2026. The Company is evaluating potential U.S. data center rental opportunities to bring its AI cloud services online domestically as early as Q1 2026.

○	Tydal AI data center conversion plan is currently under detailed planning and design.

○	Upgraded core infrastructure architecture to deliver superior uptime, dynamic compute allocation, and elastic storage, positioning Bitdeer to capture greater share in the rapidly expanding cloud infrastructure market.

●	Infrastructure:

○	Tydal, Norway: Construction of the 175 MW hydro-cooling site has been completed, and the expansion has been fully energized.

○	Massillon, Ohio: 21 MW is expected to be energized in November.

○	Oromia Region, Ethiopia: Construction of the 50 MW site completed. 40MW energized, with the remaining 10 MW expected in December. Miner deployment proceeding in phases based on delivery schedules.

Management Commentary

“We surpassed our 40 EH/s target, reaching 41.2 EH/s in October through continued SEALMINER deployments,” said Matt Kong, Chief Business Officer of Bitdeer. “Our first SEAL04 chip achieved promising results of approximately 6-7J/TH in testing, demonstrating strong progress toward our next-generation efficiency goals. On the AI front, we continue scaling our GPU infrastructure and expanding cloud services, positioning Bitdeer to capture accelerating demand for high-performance computing.”

Production and Operations Summary

Metrics	October 2025	September 2025	October 2024
Total hash rate under management[1] (EH/s)	55.5	49.2	18.0
- Proprietary hash rate	41.3	35.0	8.7
● Self-mining	41.2	35.0	8.4
● Cloud Hash Rate	-	-	0.3
● Delivered but not yet energized	0.1	-	-
- Hosting	14.2	14.2	9.3
Mining rigs under management	254,000	241,000	168,000
- Self-owned[2]	166,000	153,000	87,000
- Hosted	88,000	88,000	81,000
Bitcoins mined (self-mining only)	511	452	174
Bitcoin held[3]	2,233	2,029	372

[1]	Total hash rate under management as of October 31, 2025 across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for Bitdeer’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for Bitdeer’s self-mining business and Cloud Hash Rate business.

[3]	Bitcoins held do not include the Bitcoins from deposits of the customers, include the Bitcoins that are pledged as collateral.

Infrastructure Construction Update

Site / Location	Capacity (MW)		Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563		Online	Completed
- Knoxville, Tennessee	86		Online	Completed
- Wenatchee, Washington	13		Online	Completed
- Molde, Norway	84		Online	Completed
- Tydal, Norway	225		Online	Completed
- Gedu, Bhutan	100		Online	Completed
- Jigmeling, Bhutan	500		Online	Completed
- Oromia Region, Ethiopia	40		Online	Completed
Total electrical capacity	1,611	[5]
Pipeline capacity
- Massillon, Ohio	221		In progress	Q1 2026
- Clarington, Ohio	570		In progress	Q2 2027
- Niles, Ohio	300		In progress	Q1 2029
- Rockdale, Texas	179		In planning	Estimate 2026
- Alberta, Canada	101		In planning	Q4 2026
- Oromia Region, Ethiopia	10		In progress	Q4 2025
Total pipeline capacity	1,381
Total global electrical capacity	2,992

[4]	Indicative timing for completion of power and data center infrastructure. All timing references are to calendar quarters and years.

[5]	Figures represent total available electrical capacity.

Tydal, Norway – Construction of the 175 MW hydro-cooling site has been completed, and the expansion has been fully energized.

Massillon, Ohio – Construction of the 221 MW site is underway and full energization is expected in Q1 2026. 21 MW is expected to be energized in November 2025. The remaining 200 MW is expected to be energized in phases by the end of Q1 2026.

Clarington, Ohio – 570 MW under contract with local utility, expected to be available by end of Q3 2026. Power and data center infrastructure completion is targeted for Q2 2027.

Jigmeling, Bhutan – Construction of the 500 MW site has been completed, with energization proceeding in phases according to SEALMINER deliveries.

Fox Creek, Alberta – 101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. The project is expected to be energized by the end of Q4 2026.

Oromia Region, Ethiopia – 50 MW Bitcoin mining project. Construction has been completed; 40 MW is now online, and the remaining 10 MW is expected to be energized in December 2025. Energization will continue in phases aligned with SEALMINER deliveries.

Niles, Ohio – 300 MW grid-interconnected development site, with target energization date of Q1 2029 as scheduled by FirstEnergy. The project includes 41.8 acres of owned land and an interconnection agreement with FirstEnergy.

Upcoming Conferences and Events

○	November 10 – 12, 2025: Cantor Crypto, AI/Energy Infrastructure Conference in Miami

○	December 16, 2025: Northland Growth Virtual Conference 2025

○	January 13 – 16, 2026: 28th Annual Needham Growth Conference in New York

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI cloud. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerIR@orangegroupadvisors.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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